Exhibit 99.4
WASHINGTON GAS LIGHT COMPANY
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends (Unaudited)
($ in thousands)
Twelve Months Ended June 30, 2006

FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:
Preferred Stock Dividends	$1,320
Effective Income Tax Rate	0.3483
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6517
Pre-Tax Preferred Stock Dividends	$2,025

FIXED CHARGES:
Interest Expense	$42,399
Amortization of Debt Premium, Discount and Expense	840
Interest Component of Rentals	1,266

Total Fixed Charges	44,505
Pre-Tax Preferred Stock Dividends	2,025

Total Fixed Charges and Preferred Stock Dividends	$46,530

EARNINGS:
Net Income before Dividends on Preferred Stock	$83,202
Add:
Income Taxes Applicable to Utility Operating Income	42,106
Income Taxes Applicable to Non-Utility Operating Income and Other Income (Expenses)-Net	2,365
Total Fixed Charges	44,505

Total Earnings	$172,178

Ratio of Earnings to Fixed Charges and Preferred Dividends	3.7